Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: November 10, 2014

TO:     TriQuint Employees
SUBJECT:     Integration Update - Next Steps in Preparing for Day One

Integration Update - Next Steps in Preparing for Day One

While we await regulatory approval from China’s Ministry of Commerce (MOFCOM), we continue to make excellent progress preparing for our combined company. We’ll be ready for Day One, and still expect to complete the merger by the end of 2014.
In the meantime, engineering and technical teams from TriQuint and RFMD just concluded a powerful Tech Summit in Greensboro. Tech Summit is an annual event in which teams and individuals present papers and host sessions on technology breakthroughs and engineering best practices. The Tech Summit was an opportunity for our engineering teams and technologists to share ideas and build relationships for when the teams join forces as Qorvo.
Both TriQuint and RFMD reported outstanding results for the September-ended quarter. We will co-host an Investor Day in New York City on November 18.  We look forward to sharing additional information about our proposed company with investors and financial analysts during this important one-day event.
Our integration teams are also making outstanding progress preparing for Day One. We continue to collaborate on organizational design, compensation and benefit plans, and the integration of systems and resources we will use to create an industry-leading company. We recently approved the Qorvo insider trading policy, subject to adoption by Qorvo’s board of directors.  Employees who will be subject to Qorvo’s insider trading policy will receive a personal e-mail with additional information with respect to insider trading after Day One. Until that time, insiders will be covered by their respective company’s trading policy.

Teams are also working hard to design one Enterprise Resource Planning (ERP) system for Qorvo.  Blueprinting an effective ERP system is a high priority right now.  The goal is to create one ERP system that supports manufacturing, planning, sales and financial accounting, so data integrity, scalability and ease of use are essential.

Even though we announced in September that the name of the new company will be Qorvo, we currently operate separately as TriQuint and RFMD. If you’d like, you can add this line to your e-mail signature as we await Day One: “Upon completion of our anticipated merger with RFMD, the combined company will be called Qorvo. See the press release at qorvo.com”

Our corporate marketing teams are busy preparing for a successful integration; they recently launched the online Qorvo company store. While you can place your pre-order now, you’ll have to leave items in the cart until Day One. Consider thanking a customer, employee or co-worker with a logo’d item.

Over the next two months, N-3 leaders (three levels below Qorvo’s CEO) will go through a rigorous design and selection process for the remainder of their organizations. This process will be managed by the HR organizations to ensure consistency and fairness. We expect to announce additional N-4 decisions (four levels below Qorvo’s CEO) no later than the end of November, with the remainder of the organizations designed and announced by the end of December. We anticipate that many N-4 positions and other levels beyond that will largely be the same as in the past.

Thanks for your hard work toward a successful integration. We look forward to sharing additional information with you as we continue our journey to become the most valuable company in our space.

Sincerely,

Ralph Quinsey

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed Business Combination, Qorvo, Inc., a newly-formed holding company under RFMD (“Qorvo”), has filed with the SEC a Form S-4 (the “Registration Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to Qorvo’s shares to be issued in the Business Combination. The Registration Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY. The Registration Statement and other relevant materials and any other documents filed by Qorvo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.